ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202

April 20, 2020

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    ETF Series Solutions (the “Trust”)
The Antifragile Bond Fund (the “Fund”)
File Nos.: 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
485	4/5/2019	485APOS	0000894189-19-002075
516	6/18/2019	485BXT	0000894189-19-003654
525	7/17/2019	485BXT	0000894189-19-004217
536	8/15/2019	485BXT	0000894189-19-005036
548	9/13/2019	485BXT	0000894189-19-006229
558	10/11/2019	485BXT	0000894189-19-006875
567	11/8/2019	485BXT	0000894189-19-007538
581	12/6/2019	485BXT	0000894189-19-008188
589	1/3/2020	485BXT	0000894189-20-000040
598	1/31/2020	485BXT	0000894189-20-000853
609	2/28/2020	485BXT	0000894189-20-001574
614	3/27/2020	485BXT	0000894189-20-002291

If you have any questions or require further information, please contact Michael Barolsky at (414) 765‑5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary